LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2009	WRITER’S EMAIL mlevy@luselaw.com
April 16, 2010
Via Edgar
Mr. Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Oritani Financial Corp. Form S-1 Filed on March 5, 2010 File No. 333-165226
Dear Mr. Windsor:
     On behalf of Oritani Financial Corp. (the “Company”), we are providing a response to the Staff’s letter, dated April 1, 2010. The Company’s response is set forth below and is keyed to the numbered comment set forth in the Staff’s comment letter.
General
1. Please note that some of our comments directed to the (new) Oritani prospectus also apply to the proxy/prospectus being delivered to the current, public shareholders of (old) Oritani. Where this is the case, please also revise the proxy/prospectus.
     The Staff’s comment is noted and revisions were made to the Proxy Statement/Prospectus as relevant.
2. Your references to (new) Oritani and (old) Oritani are sometimes confusing. Revise your document so that the reference to the various iterations of Oritani Financial Corp., Oritani Financial Corp., MHC and the post-conversion Oritani Financial Corp. is clear from the context. Please revise your documents to make clear which company is named. This might be done by using “new” and “old,” as we’ve done, “A” and “B,” or in some other way. We also note that on the cover page of the proxy/prospectus for (old) Oritani’s public shareholders, you begin using

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
April 16, 2010

“Oritani” in the first paragraph without clarifying to whom you refer. Please revise as appropriate.
     The Prospectus and Proxy Statement/Prospectus have been revised throughout to refer to the existing Oritani Financial Corp., a Federal corporation, as “Oritani-Federal” and the newly created Oritani Financial Corp., a Delaware corporation, as “Oritani-Delaware.”
Prospectus for (new) Oritani
Selected Consolidated Financial and Other Data...page 6
3. Please consider deleting this information, which duplicates that found beginning on page 35.
     The Selected Consolidated Financial and Other Data contained in the “Summary” has been deleted from the Prospectus and Proxy Statement/Prospectus.
How We Determined the Offering Range...page 10
4. Please summarize at this heading the comparison to recent offerings found on page IV.25-27 and Table 4.4 of the appraisal report. In particular, please provide a summary of the tabular presentation of the after-offering performance of recent conversions, as disclosed in the appraisal.
     A summary of the stock performance of recent “second step” conversions has been added to the Prospectus and Proxy Statement/Prospectus in response to the Staff’s comment.
Management’s Discussion and Analysis, page 51
5. In a number of places throughout the registration statement, you discuss the growth in deposits that Oritani has enjoyed over the past two years. Revise your discussion to provide management’s view of the impact that various short term initiatives, including the relaxation of the insured deposit limits, and the impact of U.S. economic and stock market conditions have had on your growth in deposits. Consider revision to your risk factors, including the last risk factor on page 27, based upon your response.
     The Prospectus and Proxy Statement/Prospectus have been revised in response to the Staff’s comment. Please see “Risk Factors-Our Deposit Growth Has Been a Primary Funding Source” and “Management’s Discussion and Analysis- Business Strategy-Increase Core Deposits.”

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
April 16, 2010

6. It appears that you have had significant increase in the number of loans that are more than 30 days delinquent and in the number of nonperforming assets. Expand your discussion to provide management’s view of this increase in longer term delinquent loans and non performing assets, the potential impact of these loans on your financial condition and the likelihood that you will continue to see increases in your longer term delinquent loans and non performing assets.
     The Prospectus and Proxy Statement/Prospectus have been revised in response to the Staff’s comment and following a discussion with the Staff. Please see “Management’s Discussion and Analysis- Business Strategy” and “Management’s Discussion and Analysis-Comparison of Financial Condition at December 31, 2009 and June 30, 2009.”
Lending Activities, page 74
7. Since single family and commercial real estate loans represent the two largest segments of your lending portfolio, please present the maturity schedule for these two loan classes separately from other first and second trust mortgages in your tabular presentation on page 76.
     The above-referenced table has been revised in response to the Staff’s comment.
Proxy/Prospectus for (old) Oritani public shareholders
General Comments on this Filing
8. Confirm our understanding that the financial statements will be included with the proxy prospectus sent to (old) Oritani shareholders.
     We confirm that the Proxy Statement/Prospectus will include the Company’s financial statements.
Cover Page
9. Revise the cover page to clarify that the shareholders of (old) Oritani, other than the MHC, must approve the conversion by a majority vote.
     The Proxy Statement/Prospectus cover page has been revised to clarify that the shareholders of Oritani-Federal, other than Oritani Financial Corp., MHC, must approve the Plan of Conversion and Reorganization by a majority vote, in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
April 16, 2010

10. Please clarify, if true, that shareholders of (old) Oritani do not have any subscription rights in the common stock offering, absent any status that they might have as depositors.
     The Proxy Statement/Prospectus cover page has been revised to clarify that shareholders of Oritani-Federal do not have subscription rights in the common stock offering, absent any status that they might have as depositors, in response to the Staff’s comment.
Summary, page 6
11. Where appropriate, disclose the principal legal and operational reasons for the formation of (new) Oritani.
     The Proxy Statement/Prospectus disclosure in “Summary-The Companies” has been revised in response to the Staff’s comment.
Vote by Oritani Financial Corp., MHC, page 7
12. In the summary, in conjunction with this formation, please revise to disclose the votes required to approve the conversion, including the separate vote of shareholders of (old) Oritani not held by the MHC.
     The Proxy Statement/Prospectus cover page has been revised to disclose the votes required to approve the conversion, including the separate vote of shareholders of Oritani-Federal not held by Oritani Financial Corp., MHC, in response to the Staff’s comment.
The Exchange of Existing Shares...page 13
13. With respect to the table on pages 13 and 145, please tell us why you believe it is important for investors to be presented with “equivalent per share current market value” rather than equivalent, pro forma book value for their exchange shares.
     The Company has chosen this presentation because it believes that investors generally trade securities based on current market value, i.e., the price at which a stock is currently trading, rather than the book value of the shares and that such presentation is therefore more useful to investors.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
April 16, 2010

Exhibits to Form S-1
Exhibit 8, Tax Opinion
14. Please note that you will need to file a dated opinion, rather than a form of opinion before the registration statement is declared effective.
     The executed tax opinion is included as Exhibit 8 herein.
* * * *
     The Company duly acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009 or John Gorman at 202-274-2001.

Very truly yours,
/s/ Marc Levy

Marc Levy

cc:	Kevin Lynch, Oritani Financial Corp. David Lyon, Securities and Exchange Commission John Gorman, Esq.